Exhibit 99.1

argenx Highlights 2026 Strategic Priorities

Reported $4.15 billion (YoY growth of +90%) in preliminary* full-year 2025 global product net sales, inclusive of $1.29 billion in fourth quarter sales

VYVGART impact continues with approximately 19,000 patients on treatment; and if approved, AChR-Ab seronegative gMG launch expected by end of 2026

Four registrational readouts expected in 2026, including first for empasiprubart, to advance toward next wave of 2027 commercial launches

Successfully advanced four new pipeline molecules in 2025; three new molecules to enter Phase 1 in 2026, contributing to total of 10 clinical-stage molecules by year-end

January 12, 2026, 7:00 a.m. CET

Amsterdam, the Netherlands – argenx (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, today reported preliminary financial results for the full-year 2025, including global product net sales, and announced its strategic priorities for 2026.

“argenx enters 2026 in a position of strength, delivering meaningful impact to approximately 19,000 patients globally while advancing a world-class pipeline toward Vision 2030,” said Tim Van Hauwermeiren, Chief Executive Officer of argenx. “With VYVGART leading the growth of all biologics in MG and CIDP, we are proving the power of our approach: to redefine treatment paradigms through disciplined evidence generation and to redefine patient outcomes with medicines that are both more effective and more convenient. This same playbook will guide our future, as we aim to launch a portfolio of new medicines that could transform the lives of more than 50,000 patients across 10 indications.”

“Looking at the year ahead, we will expand our FcRn franchise and report the first Phase 3 data for our next potential blockbuster medicine, with four registrational readouts across both efgartigimod and empasiprubart. In addition, we will continue to grow intentionally, by sourcing innovation where the best science emerges, nurturing an entrepreneurial culture, and scaling with discipline to deliver long-term, durable value for patients and shareholders,” added Mr. Van Hauwermeiren.

2026 Strategic Priorities

argenx continues to advance its ‘Vision 2030’, anchored in the ambition to treat 50,000 patients globally with its medicines, secure 10 labeled indications across approved medicines, and progress five pipeline candidates into Phase 3 development by 2030.

2026 marks a defining year on the path to Vision 2030 with three strategic priorities:

•	Impact more patients globally with VYVGART, driving broader adoption across current patient populations and unlocking new opportunities with potential label expansions

•	Shape the long-term future of FcRn medicines, advancing future FcRn molecules, innovative delivery modalities and combination approaches designed to transform patient outcomes

•	Deliver next wave of immunology innovation, accelerating empasiprubart and diversified pipeline of first-in-class molecules to drive sustainable value creation

Impact more patients globally with VYVGART

VYVGART® (IV: efgartigimod alfa-fcab and SC: efgartigimod alfa and hyaluronidase-qvfc) is a first-and-only IgG Fc-antibody fragment that targets the neonatal Fc receptor (FcRn). It is approved in three indications, including generalized myasthenia gravis (gMG) and chronic inflammatory demyelinating polyneuropathy (CIDP) globally, and primary immune thrombocytopenia (ITP) in Japan. argenx aims to drive broad adoption across patients globally, reinforcing VYVGART’s position as the leading precision biologic in MG and CIDP and continuing to raise the bar for patient outcomes. The company is progressing toward multiple label expansions. This includes seeking the broadest label of any biologic in MG with the seronegative MG launch, if approved, and an ocular MG Phase 3 readout, and in ITP with the Phase 3 readout to support a U.S. launch.

•	Submitted supplemental Biologics License Application (sBLA) for VYVGART IV for anti-acetylcholine receptor antibody negative gMG (MuSK+, LRP4+ and triple seronegative); if approved, launch expected by end of 2026

•	Topline results expected for ocular MG (ADAPT OCULUS) in first quarter of 2026

•	Topline results expected for primary ITP (ADVANCE-NEXT) in fourth quarter of 2026

•	Registrational studies are ongoing in two rheumatology indications

o	Topline results from ALKIVIA study evaluating autoimmune inflammatory myopathies (AIM or myositis) expected in third quarter of 2026

o	Topline results from UNITY study (Sjogren’s disease) expected in second half of 2027

•	Registrational study in Graves’ disease (GD) expected to initiate in 2026, expanding development into thyroid-driven autoimmunity

•	Proof-of-concept studies ongoing in systemic sclerosis, antibody mediated rejection and autoimmune encephalitis

•	Expanded global presence in Latin America with establishment of argenx Brazil in 2025

Shape the long-term future of FcRn medicines

argenx is shaping the long-term future of FcRn medicines by advancing new pipeline candidates, innovative delivery modalities, and combination approaches to set new standards for patients. Two future FcRn molecules are progressing: ARGX-213, an FcRn-targeted antibody engineered for half-life extension and sustained IgG reduction, and ARGX-124, a first-in-class FcRn pipeline candidate. The ADAPT-Forward study is now underway, which is the first in a series of trials exploring efgartigimod-anchored combinations to potentially improve patient outcomes.

•	VYVGART SC autoinjector expected to launch in 2027, reinforcing a commitment to continued flexibility and independence for patients

•	ADAPT-Forward combination study ongoing to evaluate empasiprubart as an add-on therapy to efgartigimod, exploring potential for even deeper efficacy in AChR-positive gMG patients

•	ARGX-213 is expected to enter patient studies in 2026

•	ARGX-124 is expected to complete Phase 1 evaluation by end of 2026

•	Innovation in FcRn continues through partnerships with Elektrofi (now part of Halozyme) and Unnatural Products to further enhance the patient experience

Deliver next wave of immunology innovation

By the end of 2026, the argenx pipeline will include four Phase 3 molecules and a total of 10 molecules in clinical development. Empasiprubart, a first-in-class antibody targeting C2, is in Phase 3 for MMN and CIDP, and adimanebart (ARGX-119), a first-in-class agonist antibody targeting muscle-specific kinase (MuSK), will enter Phase 3 for congenital myasthenic syndromes (CMS). Additional proof-of-concept studies are underway to further explore C2 and MuSK biology. In 2025, four new candidates emerged from the Immunology Innovation Program (IIP), argenx’s engine for sourcing novel biology and accelerating differentiated medicines. These include FcRn candidates ARGX-213 and ARGX-124, and ARGX-109 (targeting IL-6) and ARGX-121 (a first-in-class molecule targeting IgA). Three additional molecules from the IIP are expected to enter Phase 1 in 2026, supporting argenx’s goal of launching, on average, one new pipeline candidate each year.

Empasiprubart

•	Topline results from EMPASSION study (MMN) expected in fourth quarter of 2026

•	Topline results from EMVIGORATE and EMNERGIZE studies (CIDP) expected in second half of 2027

•	Decision for Phase 2 VARVARA study (DGF) now expected mid-year 2026 to complete 52-week efficacy analysis

Adimanebart

•	CMS registrational study on track to start in third quarter of 2026

•	Proof-of-concept studies ongoing in amyotrophic lateral sclerosis (ALS) and spinal muscular atrophy (SMA)

Earlier-stage Programs

•	Phase 2 study of ARGX-121 in IgA nephropathy (IgAN) expected to start in 2026

•	Entered into a research collaboration with Tensegrity Pharma, including an option for future acquisition, to advance Tensegrity’s lead program TSP-101 in autoimmune disease and other indications.

•	Three new molecules expected to enter Phase 1 studies in 2026, including ARGX-118, a first-in-class molecule targeting Galectin-10, ARGX-125, a first-in-class bispecific antibody, and TSP-101, targeting Fn14

Corporate Highlights

argenx recently announced that Karen Massey, current Chief Operating Officer, will transition to Chief Executive Officer and Executive Director, and Tim Van Hauwermeiren, current Chief Executive Officer, will transition to non-Executive Director and Chairman of the Board of Directors. Tim will succeed Peter Verhaeghe, who is retiring from the Board of Directors. These changes are subject to shareholder approval at the Annual General Meeting on May 6, 2026.

In addition, Sandrine Piret-Gérard has been appointed Chief Commercialization Officer. Sandrine brings extensive commercial and medical affairs experience, most recently leading the U.S. commercial organization at Gilead across virology and oncology.

Preliminary* Key Fourth Quarter and Full-Year 2025 Financial Results

Today, argenx also announced preliminary* global product net sales for the fourth quarter and full-year 2025 of approximately $1.29 billion and $4.15 billion, respectively.

*The preliminary selected financial information is unaudited, subject to adjustment, and provided as an approximation in advance of the company’s announcement of complete financial results in February 2026. Refer to the Preliminary Financial Results note in this document.

44th Annual J.P. Morgan Healthcare Conference Presentation and Webcast

CEO Tim Van Hauwermeiren will highlight these updates in a corporate presentation at the 44th Annual J.P. Morgan Healthcare Conference today, Monday, January 12, 2026, at 8:15 a.m. PT. The live webcast of the presentation may be accessed under the Investor section on the argenx website. A replay will be available for 30 days following the presentation.

About VYVGART and VYVGART SC

VYVGART® (efgartigimod alfa fcab) is a human IgG1 antibody fragment that binds to the neonatal Fc receptor (FcRn), resulting in the reduction of circulating IgG autoantibodies. It is the first approved FcRn blocker for the treatment of generalized myasthenia gravis (gMG) and chronic inflammatory demyelinating polyneuropathy (CIDP) globally, and for primary immune thrombocytopenia (ITP) in Japan. VYVGART SC is a subcutaneous combination of efgartigimod alfa and recombinant human hyaluronidase PH20 (rHuPH20), Halozyme’s ENHANZE® drug delivery technology to facilitate subcutaneous injection delivery of biologics. It is marketed as VYVGART® Hytrulo in the U.S., VYVGART SC in Europe, VYVDURA® in Japan, and may be marketed under different proprietary names following approval in other regions.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first approved neonatal Fc receptor (FcRn) blocker and is evaluating its broad potential in multiple serious autoimmune diseases while advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com  and follow us on LinkedIn, Instagram, Facebook, and YouTube.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (Regulation 596/2014).

Media:

Ben Petok

bpetok@argenx.com

Investors:

Alexandra Roy

aroy@argenx.com

Preliminary Financial Results

The financial information presented in this press release is preliminary, estimated, and unaudited. They are subject to the completion and finalization of argenx’s financial and accounting closing procedures. They reflect management’s estimates based solely upon information available to management as of the date of this press release. Further information learned during that completion and finalization may alter the final results. In addition, the preliminary estimates should not be viewed as a substitute for full quarterly and annual financial statements prepared in accordance with IFRS. There is a possibility that argenx’s financial results for the quarter ended December 31, 2025, and full year financial results for 2025 could vary materially from these preliminary estimates. In addition to the completion of the financial closing procedures, factors that could cause actual results to differ from those described above are set forth below. Accordingly, you should not place undue reliance upon this preliminary information. Additional information regarding the company’s fourth quarter 2025 financial results and full year financial results for 2025 will be available in the company’s annual report and Form 20-F, which will be filed with the Netherlands Authority for the Financial Markets and U.S. Securities and Exchange Commission (the “SEC”), respectively.

Forward Looking Statements

The contents of this announcement include statements that are, or may be deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “advance,” “aim,” “commit,” “continue,” “deepen,” “develop,” “expect,” “grow,” “potential,” “progress,” and “will,” and include statements argenx makes concerning its continued impact of VYVGART and if approved, the potential launch of AChR-Ab seronegative gMG launch by end of 2026; its four registrational readouts expected in 2026 to advance efgartigimod and empasiprubart towards next wave of 2027 commercial launches; the advancement of its pipeline, with three new molecules to enter Phase 1 in 2026, contributing to total of 10 clinical-stage molecules by year-end; its advancement of a world-class pipeline toward Vision 2030; its continued advancement of Vision 2030, anchored in the ambition to treat 50,000 patients globally with its medicines, secure 10 labeled indications across approved medicines, and progress five pipeline candidates into Phase 3 development by 2030; its intentional growth by sourcing innovation where the best science emerges, preserving its entrepreneurial culture, and scaling with discipline to deliver long-term, durable value for patients and shareholders; its belief that 2026 will be a defining year that will deepen its immunology leadership and broaden patient impact, including its goal to impact more patients globally with VYVGART by driving broader adoption across current patient populations while unlocking new opportunities through potential label expansions; the timing of a potential (1) launch in AChR- seronegative MG, and (2) Phase 3 readouts in ocular MG and ITP; the advancement of anticipated clinical development, data readouts and regulator milestones and plans, including: (1) the potential approval and launch by the end of 2026 of an sBLA for VYVGART IV for anti-acetylcholine receptor antibody negative gMG (MuSK+, LRP4+ and triple seronegative; (2) topline results for ocular MG (ADAPT OCULUS) in first quarter of 2026; (3) topline results for primary ITP (ADVANCE-NEXT) in fourth quarter of 2026 to support label expansion outside Japan; (4) ongoing registrational studies in two rheumatology indications, in Graves’ disease, and in multiple proof-of-concept indications, including: (a) potential topline results from ALKIVIA study evaluating autoimmune inflammatory myopathies (AIM or myositis) in third quarter of 2026; (b) potential topline results from UNITY study (Sjögren’s disease) in second half of 2027; (c) potential initiation of a registrational study in Graves’ disease (GD) in first half of 2026, expanding development into thyroid-driven autoimmunity; (5) broadened global presence in Latin America through establishment of argenx Brazil in 2025; the progression of ARGX-213 and ARGX-124; the progression of a series of trials exploring efgartigimod-anchored combinations to potentially improve patient outcomes, including: (1) the potential launch of VYVGART SC autoinjector in 2027; (2) the ongoing ADAPT-Forward combination study; (3) potential studies for ARGX-213 in 2026; (4) potential completion of ARGX-124’s Phase 1 evaluation by end of 2026; and (5) continued innovation in FcRn through partnerships with Elektrofi (now part of Halozyme) and Unnatural Products; its goal to have five Phase 3 molecules and a total of 10 molecules in clinical development by the end of 2026; the additional proof-of-concept studies underway to further explore the potential of C2 and MuSK biology, with: (1) potential topline results from EMPASSION study (MMN) for empasiprubart in fourth quarter of 2026; (2) potential topline results for empasiprubart from EMVIGORATE and EMNERGIZE studies (CIDP) in second half of 2027; (3) potential for decision for Phase 2 VARVARA study (DGF) for empasiprubart now mid-year 2026 to complete 52-week efficacy analysis; (4) potential for CMS registrational study for adimanebart to start in third quarter of 2026; and (5) proof-of-concept studies for adimanebart ongoing in amyotrophic lateral sclerosis (ALS) and spinal muscular atrophy (SMA); its goal to launch at least one new pipeline candidate each year on a go-forward basis, with: (1) IgA nephropathy (IgAN) nominated as first Phase 2 indication to be explored with ARGX-121; (2) its research collaboration with Tensegrity Pharma; (3) the entry of three new molecules into its pipeline in 2026, including ARGX-118, ARGX-125, and TSP-101; its aim to shape the long-term future of FcRn medicines, and deliver the next wave of immunology innovation; its commitment to improve the lives of people suffering from severe autoimmune diseases; its belief that its priorities for VYVGART will reinforce its position as the leading precision biologic and continue to raise the bar on patient outcomes; its aim to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines; its commercialization of the first approved neonatal Fc receptor (FcRn) blocker and evaluation of its broad potential in multiple serious autoimmune diseases; its anticipated leadership changes; its future financial and operating performance, including its anticipated global product net sales for Q4 2025 and FY 2025; and its advancement of several earlier stage experimental medicines within its therapeutic franchises. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including but not limited to, the results of argenx’s clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements; the acceptance of its products and product candidates by its patients as safe, effective and cost-effective; the impact of governmental laws and regulations, including tariffs, export controls, sanctions and other regulations on its business; its reliance on third-party suppliers, service providers and manufacturers; inflation and deflation and the corresponding fluctuations in interest rates; and regional instability and conflicts. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.